UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
CNA Surety Corporation
(Name of Subject Company (Issuer))

CNA Financial Corporation
(Names of Filing Persons (Offeror))

Common Stock, $.01 par value
(Title of Class of Securities)

12612L1008
(CUSIP Number of Class of Securities)

Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois 60604-4107
Telephone: (312) 822-5000
(Name, address, and telephone numbers of person
authorized to receive notices and communications
on behalf of filing persons)
With a copy to:
Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017-3954
Telephone: (212) 455-2000
☑	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:

☑ third party tender offer subject to Rule 14d-1	☑ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Excerpt: Craig Mense Remarks, First Quarter 2011 Investor Conference Call Held
May 2, 2011
[...]
We were pleased to have announced that we have signed a definitive agreement for CNA to acquire the public minority stake in CNA Surety for $26.55 per share. We continue to firmly believe that the transaction is in the best interest of all parties. The next step is the commencement of a tender offer which we expect to commence as soon as practicable. Subject to the satisfaction of the conditions to the tender offer, we currently anticipate that the transaction will be completed by the end of the second quarter. We expect the transaction will dilute our book value marginally but will be immediately accretive to earnings per share.
  [...]
Excerpt: Question and Answer Session, First Quarter 2011 Investor Conference Call
Held May 2, 2011
[...]
We’ll take our next question from Bob Glasspiegel with Langen McAlenney.
<Q>: Good morning everyone. I was wondering if you could stay on CNA surety now that we got a definite agreement. I would love to hear any commentary about motivations for doing it and in general what it is – what’s going on in pricing, in net business relative to the rest of your specialty business, are the rates and retention rates similar?
<A> Tom Motamed: Well I think Bob what we’ve said a while ago was we like the surety business. We understand the surety business and we thought it was a logical next step for us that CNA Financial to go after the remaining outstanding shares. So we think it’s a good business that’s why we are buying the rest of the shares.
<Q>: Say near term what’s going on in pricing and persistency trends, retention trends in that business compared to the rest of your specialty book?
<A> Tom Motamed: I think they’ve reported on Friday, so that would be the public information.
<Q>: Okay.
[...]

Additional Information and Where to Find It
This communication is not an offer to purchase or a solicitation of an offer to sell any securities. The tender offer described in this communication has not commenced. At the time the tender offer is commenced, a subsidiary of the registrant will file a tender offer statement on Schedule TO with the SEC. CNA Surety Corporation stockholders and other interested parties are urged to read these materials when they become available because they will contain important information. CNA Surety Corporation stockholders will be able to obtain such documents (when available) free of charge at the SEC’s web site, www.sec.gov. CNA Surety Corporation stockholders will also be able to obtain these documents that are filed by the registrant (when available) for free from the registrant at www.cna.com or at 333 South Wabash Avenue, Chicago, Illinois 60604.
Forward-Looking Statements
This communication may include statements which relate to anticipated future events (forward-looking statements) rather than actual present conditions or historical events. These statements generally include words such as “believes”, “expects”, “intends”, “anticipates”, “estimates”, and similar expressions. Forward-looking statements, by their nature, are subject to a variety of inherent risks and uncertainties that could cause actual results to differ materially from the results projected. Many of these risks and uncertainties cannot be controlled by CNA and include the possibility that the transaction may not be completed, including as a result of changes in the business or prospects of CNA Surety. For a detailed description of other risks and uncertainties affecting CNA, please refer to CNA’s filings with the Securities and Exchange Commission, available at www.cna.com.
Any forward-looking statements made in this presentation are made by CNA as of the date of this communication. Further, CNA does not have any obligation to update or revise any forward-looking statement contained in this communication, even if CNA’s expectations or any related events, conditions or circumstances change.